Advanced Series Trust
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

December 23, 2011

 VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549
Attention: Sally Samuel

Re: Registration Statement on Form N-1A of Advanced Series Trust (the Registration Statement)

(Securities Act File No. 33-24962 and Investment Company Act File No. 811-5186)
Post-Effective Amendment No. 93 to the Registration Statement under the Securities Act of 1933 and Amendment No. 95 to the Registration Statement under the Investment Company Act of 1940

Dear Ms. Samuel:

On behalf of Advanced Series Trust (referred to herein as the Trust or the Registrant), pursuant to the Securities Act of 1933 (the 1933 Act) and the Investment Company Act of 1940 (the 1940 Act), transmitted herewith for filing with the Securities and Exchange Commission (the SEC) is Post-Effective Amendment No. 93 to the Registration Statement under the 1933 Act and Amendment No. 95 to the Registration Statement under the 1940 Act (the Amendment).  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act.  It is proposed that the Amendment become effective as of December 28, 2011. I have reviewed the Amendment and it does not contain disclosure that would render it ineligible to become effective under Rule 485(b) under the 1933 Act.

This filing is intended to respond to telephonic comments received from Sally Samuel of the SEC Staff with respect to the Rule 485(a) filing made as of October 14, 2011 (the Initial Filing) and to make certain non-material changes. The Initial Filing contained a prospectus and statement of additional information (the SAI) relating to the creation of the AST Bond Portfolio 2023 (the Portfolio) as a separate series of the Trust. The Amendment is not intended to otherwise amend the Registrant’s current prospectuses, dated May 1, 2011 and October 5, 2011 (the Current Prospectuses), or the Registrant’s current statements of additional information, dated May 1, 2011 and October 5, 2011 (the Current Statements of Additional Information).  The Current Prospectuses and the Current Statements of Additional Information remain unchanged. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

The Amendment has been tagged to indicate changes from the Initial Filing.  The SEC Staff's comments, and our responses thereto, are set forth below.

1.     Comment:  Please date the prospectus and statement of additional information as of December 28, 2011 in accordance with the requirements of Item 1 of Form N-1A. In addition, please remove the second full paragraph from the front cover of the prospectus in accordance with the requirements of Form N-1A.

Response:  The date of each of the prospectus and statement of additional information has been changed to December 28, 2011 as requested. The second full paragraph from the front cover of the prospectus has been removed as requested.

2.     Comment:  Please define the term “Contracts” in the “Summary—Portfolio Fees and Expenses” section of the prospectus.

Response:  The requested change has been made to the Amendment.

3.     Comment:  In the “Summary—Portfolio Fees and Expenses” section of the prospectus, please delete the line items in the fee table relating to the Portfolio’s contractual expense cap and the related footnotes under the fee table because the estimated annualized operating expense ratio shown in the fee table is already below the level of the contractual expense cap without reference to any waivers or reimbursements.

Response:  The requested changes have been made to the Amendment.

4.     Comment:  In the “Summary—Investments, Risks and Performance—Principal Investment Strategies” and the “More Detailed Information On How The Portfolio Invests” sections of the prospectus, please include additional disclosure concerning the investment strategy used by PIM on behalf of the Portfolio.

Response: The requested disclosure has been added to the Amendment.

5.     Comment:  Please delete the last sentence in the first paragraph in the “Summary—Investments, Risks and Performance—Principal Investment Strategies” section of the prospectus.

Response: The requested change has been made to the Amendment.

6.     Comment:  Please delete the reference to “the Prudential Portfolio” in the “Summary—Investments, Risks and Performance—Principal Risks of Investing in the Portfolio—Mortgage-Backed Securities Risk” section of the prospectus.

Response: The requested change has been made to the Amendment.

7.     Comment:  Please delete the reference to “daily estimated expenses” in the “Summary—Investments, Risks and Performance—Principal Risks of Investing in the Portfolio—Expense Risk” section of the prospectus.

Response: The requested change has been made to the Amendment. The disclosure now refers to “annualized estimated expenses.”

8.     Comment:  Please review the derivatives-related disclosure in the prospectus in light of the July 30, 2010 letter from Barry Miller of the SEC Staff to Karrie McMillan, General Counsel of the Investment Company Institute (the Barry Miller Letter), and revise as appropriate.

Response:  The Registrant expressly requested that the Portfolio’s subadviser review the Barry Miller Letter and the derivatives-related disclosure contained in the Amendment. The Portfolio’s subadviser subsequently informed the Registrant that it had no suggested changes or additions to such derivatives-related disclosure.

9.     Comment:  Consider including the disclosure relating to the risks associated with investments in “junk bonds” as a principal risk for the Portfolio.

Response:  Because the Portfolio may invest no more than 10% of its net assets in “junk bonds” and must maintain an overall weighted average credit quality rating of A- or better, the Registrant believes that the risks associated with investments in “junk bonds” are not a principal risk for the Portfolio.

10. Comment:  Please move the disclosure regarding “Temporary Defensive Investments” to the end of the “More Detailed Information On How The Portfolio Invests—Principal Investments of the Portfolio” section of the prospectus.

Response:  The requested change has been made to the Amendment.

11.     Comment:  In the sections of the prospectus and statement of additional information that describe the investment objectives and policies of the Portfolio, please include disclosure to the effect that the Portfolio will take steps designed to reduce its exposure to illiquid securities to less than 15% of its net assets in the event the Portfolio holds more than 15% of its net assets in illiquid securities.

Response:  As set forth in transmittal letters from the undersigned dated April 18, 2008, December 18, 2008, December 28, 2009, and December 22, 2010 that were previously submitted to the SEC Staff, the Trust respectfully disagrees with the SEC Staff’s comment. The Trust does acknowledge that the Portfolio may not: (i) ignore developments subsequent to the purchase of illiquid securities and (ii) purchase additional illiquid securities when more than 15% of the Portfolio’s net assets are already invested in illiquid securities.1 Based upon our review of applicable SEC precedent, the Trust does not believe, however, that the SEC’s limit on illiquid investments requires a fund to sell its illiquid securities in the event the fund holds more than 15% of its assets in such securities due to an increase in the aggregate value of its illiquid securities and/or a decline in the aggregate value of its other portfolio securities. Instead, the Trust believes that the SEC’s precedent requires a fund’s adviser to monitor portfolio liquidity on an ongoing basis and to determine whether, in light of then-current circumstances, an adequate level of liquidity is being maintained.2 The Trust further believes that this view is consistent with standard industry practice.3 As a result, the Trust will include disclosure in the Amendment to the effect that: (i) PIM will monitor the Portfolio’s liquidity on an ongoing basis and will determine whether, in light of then-current circumstances, an adequate level of liquidity is being maintained and (ii) in the event the market value of the Portfolio’s illiquid securities exceeds 15% of the Portfolio’s net assets due to an increase in the aggregate value of its illiquid securities and/or a decline in the aggregate value of its other securities, the Portfolio: (a) will not purchase additional illiquid securities and (b) will consider taking other appropriate steps to maintain adequate liquidity, including, without limitation, reducing its holdings of illiquid securities in an orderly fashion.

12. Comment:  Please include the name of the Trust’s independent registered accounting firm throughout the Amendment in accordance with the requirements of Form N-1A.

Response:  The Trust’s independent registered accounting firm has been identified throughout the Amendment as requested.

13. Comment:  Please include the Trust’s 1940 Act file number on the bottom of the back cover page of the prospectus in type size smaller than that generally used in the prospectus in accordance with the requirements of Item 1(b) of Form N-1A.

Response:  The requested change has been made to the Amendment.

14. Comment:  Please include as an exhibit to the Amendment a consent from fund counsel to the incorporation into the Amendment by reference of their legal opinion and update Part C accordingly.

Response:  The requested changes have been made to the Amendment.

* * * * *

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) SEC Staff comments or changes to disclosure in the Amendment in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the Amendment; and (iii) the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Should you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the SEC Staff’s review, please contact me at 973-367-3161.  Thank you for your assistance in this matter.

Sincerely yours,

/s/ John P. Schwartz
John P. Schwartz

1 See Investment Company Act Release No. 5847 (Accounting Series Release 113) (October 21, 1969) (“Significant holdings of restricted securities not only magnify the valuation difficulties but may also present serious liquidity questions. Because open-end companies hold themselves out at all times as being prepared to meet redemptions within seven days, it is essential that such companies maintain a portfolio of investments that enable them to fulfill that obligation. This requires a high degree of liquidity in the assets of open-end companies because the extent of redemption demands or other exigencies are not always predictable. It has been with this in mind that the staff of the Commission has for several years taken the position that an open-end company should not acquire restricted securities when the securities to be acquired, together with other such assets already in the portfolio, would exceed 15 per cent of the company’s net assets at the time of acquisition.”).

2 Id. (“The Commission, however, is of the view that a prudent limit on any open-end company’s acquisition of restricted securities, or other assets not having readily available market quotations, would be 10 per cent. When as a result of either the increase in the value of some or all of the restricted securities held, or the diminution in the value of unrestricted securities in the portfolios, the restricted securities come to represent a larger percentage of the value of the company’s net assets, the same valuation and liquidity questions occur. Accordingly, if the fair value of restricted holdings increases beyond 10 per cent, it would be desirable for the open-end company to consider appropriate steps to protect maximum flexibility.” (emphasis added)). Investment Company Act Release No. 18612 (March 12, 1992) (“In addition [to valuation responsibilities], the Commission expects funds to monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained. For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their money from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity.” (emphasis added)). See also Investment Company Act Release No. 13380 (July 11, 1983): (Providing that in the event that changes in the portfolio or other external events cause a money market fund’s investments to exceed ten percent of the fund’s net assets, the Commission’s limit on illiquid investments “would not force the fund to liquidate any portfolio instrument where the fund would suffer a loss on the sale of that instrument.” (emphasis added)).

3 “Valuation and Liquidity Issues for Mutual Funds,” Investment Company Institute, (February 1997), at pages 52-53.